Overview

Updates

Raised First Round: $56,300 against $50,000 goal

What Is SongVest Records?

SongVest Records is a groundbreaking new record label founded by experienced entrepreneurs and music executives leveraging disruptive securities laws to create the next-generation record company. We utilize the power of fan ownership to the advantage of our artists, and pay our investors royalties for helping drive their success.


SongVest Records

Our Ambition

$56,300.00

Raised Of $50,000.00 G

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Royalties Paid Out to Investors is trailblazing in the crowdfunding investment model. The old model has investors waiting for a buyout or public offering to see a return on their investment. We break that mold by paying out 5% of top-line revenue as a royalty share to investors. We believe investors should be able to share in revenue from day one.

SongVestors can make a difference! We believe that a record label driven by passionate music fans can make a radical difference in the discovery, launch, promotion, and longevity of the artists we sign. Never before has the investor, fan, artist, and record label been more in alignment than now. We all have the same goal in promoting the artist and everyone shares in the reward. This is our competitive advantage against other labels, where we bring everything they do but more…..the thousands of SongVestors who act as our street team to help promote, share and use the tools we create to drive artists success.

"We are committed to investing directly in innovative models that understand the new paradigms of the music industry. We believe that platforms like SongVest Records are the right path to truly connect new artists with their fans. By unleashing their combined potential, fans become partners with their favorite artists, which increases the chance for the artist's success."

Cristian Larrosa, CEO at Larrosa Music Group



The First Record Label Co-Owned By Music Fans

How artists create and cultivate/reach fans is changing by the minute. SongVest Records is at the epicenter of the future of the music business in allowing fans to not only discover new (and established!) artists but to also participate in the business of a record company. Imagine being a part-owner of the record companies that have signed and nurtured some of your favorite artists? Now you have that chance. You will have a voice in driving the company and the artists we support, and get paid royalties for doing so! We are a progressively constructed music company offering best in class streaming, marketing, PR, film/tv/advertising support and more to the artists we work with, with the added dimension of having a legion of passionate fans that are partners in the company.

By the people for the people, SongVest Records supports and nurtures artists to create – and thanks to our community of dedicated "SongVestors," helps those artists take their creative vision to the world. The future of the music business is now!





How It Works

Starting at only $50 passionate music fans can invest in SongVest Records and collaborate with SongVestors from all over the world

Artists create music and SongVestors form an international online "street team," increasing artist awareness and contributing to our collective success

Artists receive maximum exposure from the SongVestor network, SongVestors get paid royalties on artist success and WE all win!

SongVestors have the opportunity to collaborate and engage in their passion for music, discover new artists, contribute to marketing and promotion efforts, and connect with fellow passionate fans and music entrepreneurs around the world.

SongVestors form a unique international "street team," increasing artist awareness and contributing to their success through shared marketing initiatives that complement the company's core marketing, promotion, press, radio and film/tv/ad placement capabilities.

Artists that work with our company receive the widest possible range of support when our core marketing expertise is coupled with the power of SongVestors to help raise awareness of their music.

SongVestors earn royalties from the success of our company and the artists we develop.

Why Invest?

1. Founded by serial entrepreneurs and music industry heavyweights who believe that there has never been a better time for a new label model that puts artists and fans first.

2. We have already proven that fans are interested in being part of our team with our first successful raise of over $56K.

3. Our first signing, Kate Clover, is an emerging artist that matches our vision and that we feel has global appeal.

4. Teamed with world-class partners for distribution (Symphonic) and licensing/synchronization (SoStereo).

5. SongVestors are part of an inner circle that can contribute to the marketing efforts of the company, and can gain access to a wide-range of benefits and access through our tiered perk offerings.

Be A Part Of The Future Of The Music Business

Our goal is to engage thousands of investors with the thesis that our SongVestors will act differently than uber fans. We can empower our SongVestors with actionable marketing strategies including social media sharing, playlist promotion and more, to allow them to move the needle for our artists by directly impacting streams and sales in other ways that traditional records labels can't. Aligning the entire SongVest Records team and roster will help drive artist success and increase payouts for all.

"We're so proud that we have the chance to work with Kate Clover. She's an artist that reflects the ethos and vision of SongVest Records...true to her creative vision, passionate, authentic, while having the ability to reach an extremely wide audience".

Roy D'Souza - President



Meet The Team:



in

Sean Peace

Chief Executive Officer

A seasoned startup executive who founded several companies including Royalty Exchange, the first marketplace to sell music royalties to investors. He had a successful exit at Royalty Exchange in 2015.

in

Roy D'Souza

President

An expert in quantifying the value of creators D' and inventors D' works. He was previously a Managing



Director at Ocean Tomo, LLC responsible for leading

the company's intellectual property valuation practice. He has also held leadership positions at various consulting firms including KPMG LLP. Roy currently serves as the board president for the Chicago West Community Music Center.

in



Jay Gilbert

Co-Vice President of Marketing

Co-founder of Label Logic, and leads digital strategy, analytics, and creative services for the company. Jay worked at Universal Music Group for 18 years, most recently as VP New Media and Online Marketing for Universal Music Enterprises ("UME"). He has been on the cutting edge of digital sales & marketing with Universal Music, Starbucks Entertainment, Fox Home Entertainment (International) and Warner Music Group.

in



Jeff Moskow

Co-Vice President of Marketing

Co-founder of Label Logic, and leads marketing and project management services for the company. He most recently served as Head of Marketing for UME, the catalog arm of Universal Music Group, where he helped manage the Motown and Def Jam catalogs, and UMG's key artist portfolios.

Term Sheet:

Type of Security (what you are buying):

Class R Preferred Stock

Investors will collectively earn periodic payments of 5% of the gross proceeds received by the company pro rata (according to units owned) and collectively own up to 10% of SongVest Records, Inc.

Fundraising Description

Round Type:	Regulation CF
Security Type:	Preferred Stock
Round Size:	$25,000 - $1,013,000
Duration of Periodic Payments:	Perpetuity
Price Per Unit	$5.00
Minimum Investment:	$50.00

Disclosure

Use of Proceeds For Minimum Raised



■ Album Release Budgets $13,500 ■ Salaries & Admin. Overhead $8,000
■ Technology $2,000 ■ Distribution $1,000
■ Label Marketing/ PR $500

Use of Proceeds For Maximum Raised



■ Album Release Budgets: $729,864   ■ Salaries & Admin. Overhead: $162,192
■ Technology: $50,685   ■ Distribution: $40,548
■ Label Marketing/ PR: $30,411

Investor Perks:

Price	Level	Rewards
$100	Fan	• Quarterly conferences where we play/ preview new music to investors • "Thank You" mentions for each release
$1,000	Street-Teamer	• All of the above • VIP meet & greet with artists on tour • Label logo t-shirt
$5,000	Manager	• All of the above • Handwritten lyric sheet or other personalized item from artist
$10,000	Director	• All of the above • One-on-One interaction with artist either in person or via Skype call. • VIP access to any private party the label/artist may throw. • VIP access to any hosted recording sessions the label may throw.

Timeline:



December 2019
1st Campaign launched

February 2020
Signing of Symphonic
distribution deal

May 2020
2nd Campaign launched

January 2020
Completion of successful Reg
CF fundraising round

March 2020
Signing of first artist
Kate Clover
Signing of SoStereo
synch deal

June 2020
First single release

‹   ◯ ◯   ›

How I Make Money:



Step 1

SongVest Records curates artists to fund.
(Referrals are welcome)

  

Investor FAQ:

How did you determine the ∧
valuation for this offering?

The offering price and the
company's pre-money valuation
of $9,000,000 was determined
based on the best-estimates of
the Company's management,
but not based on objective
measures. We believe this
valuation is reasonable for
several reasons. We have
tracked pre-money valuations
for other entertainment
companies that have raised
capital under similar
circumstances. We have a highly
successful team that includes
three music industry veterans
(each having over 25 years of
experience), as well as direct
experience valuing and
monetizing music royalty
assets. Also, the global market

for recorded music sales and licensing is growing materially each year, and is expected to more than double from its current level by 2030. Please be aware that the Company has not obtained any third-party valuations.

How does the Company make money?

The Company is a record label that signs artists, releases singles, EP's, albums, and videos, and then markets and promotes this content to help make it as successful as possible. From these deals, the Company earns royalties from digital streaming, public performance (e.g., radio, venue broadcast), sync and licensing opportunities (e.g., placement in ads, movies, series, etc.), and physical product sales. Additional revenue generation opportunities may exist from touring and merchandise sales (should the label provide support to help elevate this

income), as well as from music
publishing should SongVest
Records establish a separate but
related company to administer
this function.

When/ how do I get paid?   ∧

There are two ways you make
money. First, investors will
collectively earn periodic
payments equivalent to 5% of
SongVest Record 's gross
proceeds (these periodic
payments are dependent on a
successful offering). Secondly,
investors collectively own up to
a 10% equity stake in the
company (your stake will be
proportiate to this based on
shares owned) that can be sold
during a liquidity event.

How do I share in the label's ∧
financial success?

It's impossible to predict how
any artist, track, or album will
perform. That's why we love our
model for investors, because

you benefit from every dollar in

revenue generated via the 5%

royalty share payout from top

line revenue. We can't forecast

what revenues will be for this

year, next or beyond because of

the nature of the music

industry, but we project that we

WILL have revenue which

results in royalties being paid

out.

Ask A Question:

Andrew Knibbs   *SongVest Records, Inc*.   January 20, 2020
      Report   Delete

Could someone please notify me when the next offering is
available to invest in?

> **Sean Peace**   **Issuer 's Representative**   *SongVest Records, Inc*.
> January 24, 2020   Report   Delete
> Hi Andrew,
>
> Thank you for your interest in investing in SongVest Records,

Thank you for your interest in investing in SongVest Records. We anticipate opening the offering again soon! We are currently focused on working to sign a first artist to our roster, as well as ongoing discussions to secure the best global distribution partner for our label. We will be posting our

progress updates including when the offering will be open again here.

Michael Westerman   *SongVest Records, Inc.*   January 12, 2020

   Report   Delete

Proforma Statements

Could you please direct me to proforma financial statements?

> **Sean Peace**   **Issuer 's Representative**   *SongVest Records, Inc.*
> January 12, 2020   Report   Delete
> Hi Michael,
>
> Thank you for your interest in the offering! Here is the link to the financial statements for the company. Please keep in mind that we just incorporated on August 23, 2019 and have little operating history.

Alan Jacobson   *SongVest Records, Inc.*   January 11, 2020

   Report   Delete

Hi, I am very glad to have invested, and I am optimistic about your prospects. My concern is that you are raising close to your minimum rather than more. I don't think that's due to the quality of the raise but rather the newness of Stampede and the lack of traffic (I like the website a lot, but the traffic hasn't built up yet). Thus two follow-up questions while I consider doing more (especially if you are slightly short in 4 days!): 1. With your backgrounds and because connections, marketing, and promotion are the keys to your success, I'm surprised that you couldn't successfully do you own push for funding here, the same way you'd promote an artist in some respects. Can you speak to that? 2. What is the impact of a 50K raise - what is the minimum runway that gives you, and what would need to happen from there to ensure you can afford to stay in business? Thanks!

> **Alan Jacobson**   *SongVest Records, Inc.*   January 12, 2020
>   Report   Delete

Sorry, my second question isn't worded well - below you answered a similar but more general question, but what I mean is that absent immediate success with an artist or two how long will you stay in business if you raise only 50K, and approximately what annual revenue is the minimum necessary? Again, I hope more people see this because it's a solid, fun, and fair deal with excellent potential.

Sean Peace   **Issuer 's Representative**   *SongVest Records, Inc*.
January 12, 2020   Report   Delete
Hi Alan,

Thank you for your post. Our main goal for this offering is to raise $50,000, and we are overall happy with the campaign's progress. We partnered with Stampede Live because of its focus on the entertainment industry, its successful raise in music, and together, we are getting close to reaching our goal for this campaign. Please see our responses to your questions below:

1. With your backgrounds and because connections, marketing, and promotion are the keys to your success, I'm surprised that you couldn't successfully do you own push for funding here, the same way you'd promote an artist in some respects. Can you speak to that?

We appreciate you acknowledging our backgrounds and experience in the entertainment industry. We want to emphasize that marketing and promoting artists is not necessarily the same as raising funding. That being said, for this offering we went with a strategy that would allow us to raise our $50,000 goal, while keeping our marketing costs low.

2. What is the impact of a 50K raise - what is the minimum runway that gives you, and what would need to happen from there to ensure you can afford to stay in business?

The $50,000 raise allows us to sign a contract with at least one artist. As mentioned in our responses below, we have very low costs of operations and have been in talks with signing potential artists who are looking to see that we have completed a successful funding round. Having an artist on our roster is a key component to our marketing and publicity strategy. After this offering closes, we anticipate reopening the fundraising round soon, and it's our goal to raise at least $250,000 in the overall offering to support three releases and minimal overhead this year.

Thomas Johnson   *SongVest Records, Inc.*   December 17, 2019

     Report   Delete

Prior platform

Songvest had previously been on a different platform. Why the restart and different platform?

> **Sean Peace**   **Issuer 's Representative**   *SongVest Records, Inc.*
> December 17, 2019   Report   Delete
> Hi Thomas. Please see our response below:
>
> SongVest Records worked with multiple platforms to host our offering and during those evaluations, it appears that some of those platforms shared our information inadvertently.
>
> Ultimately we decided to go with Stampede Live because of their focus on the entertainment industry and their successful raise in music. Their platform is much more in line with what we are trying to accomplish and we won't get lost in the clutter of other different types of investments.

Alan Jacobson   *SongVest Records, Inc.*   December 16, 2019

     Report   Delete

Thanks Sean, I'm in significantly. I think your strong team can pull this off.

> **Sean Peace**   **Issuer 's Representative**   *SongVest Records, Inc.*
> December 18, 2019   Report   Delete
> Thank you for your investment commitment Alan and appreciate the support!

Alan Jacobson   *SongVest Records, Inc.*   December 13, 2019

     Report   Delete

Thanks for the thoughtful and thorough answers Sean. This is a good one. I'm in and I'll spread the word. I just need to decide how much to invest. One last question: Will investors also profit from the "Marketplace" and the "IPO Your Album" program, or are these separate and/or being phased out? (And if the IPO program is still going to exist can you describe how investors here benefit?)

Sean Peace **Issuer 's Representative** *SongVest Records, Inc*.
December 13, 2019 Report Delete
Thanks so much Alan for your positive feedback and for pledging your support, it's sincerely appreciated.

In regard to your question, we want to make it very clear that this investment offering is solely for SongVest Records, and not for SongVest. The "Marketplace" and the "IPO Your Album" program are not part of this company. SongVest Records is focused on signing and developing artists for future

releases, with the model we've described in the offering materials.

The website for this offering is: https://www.songvestrecords.com/

Alan Jacobson *SongVest Records, Inc*. December 11, 2019
Report Delete

Hi, this offer is intriguing - the 5% of gross is very reasonable, the dilution protection (not guaranteed I know) is solid, and I like the team and concept. My first questions are about the financial: 1. Are there any out as far as the 5% - are there circumstances where you would be allowed to defer a payment? 2. What revenue will you need to be generating, at minimum, to stay in business year after year? (I know the number could be quite low, but I really mean what would enable you to really dive into this business and make it successful - at some point that would not be possible.) 3. Aside from the financial, can you be clearer about how talent will be recruited - will it literally be almost completely up to the community, or will the company also have people who do this for a living (and have connections) trying to find musicians? 4. Finally, I do think there are other crowd funded music labels - how will you differentiate yourselves from others who have or will follow this same model? Thanks!

Sean Peace **Issuer 's Representative** *SongVest Records, Inc*.
December 12, 2019 Report Delete
Hi Alan, thank you for your interest! Please see our responses below:

1. Are there any out as far as the 5% - are there circumstances where you would be allowed to defer a payment?

Right now there is no out, meaning we will put that 5% into an escrow account so that it will be segmented out for payment.

2. What revenue will you need to be generating, at minimum, to stay in business year after year? (I know the number could be quite low, but I really mean what would enable you to really dive into this business and make it successful - at some point that would not be possible.)

We have a very low cost of operations at the moment, on purpose, so that we can focus on raising funds into specific albums that we want to release. Because there is such a large pool of great subcontractors that are experts in their area, we don't need to hire a large staff. So our overhead is really around managing the operations. The founders, who are actively running the label, will also take a minimal salary until profits afford us to ability to pay and grow staff judiciously. It's important to note that current label infrastructures are antiquated and saddled with significant overheads. This clouds business and creative judgement and can compromise an artists' career. Our model focuses on the purity of the creative process with a team that has deep experience to deliver end results. It's about supporting artists with financial reward for the team coming via the long tail. That being said, we anticipate having to drive minimum revenues of between $75k and $250k per release depending on the level of artist and genre to help sustain the business inclusive of content creation, marketing and promotion, and covering sunk costs. The costs for each release to be monitored extremely closely to ensure the best chance of operating at a breakeven rate and moving towards profitability as we scale. Profitability could occur with the relative success of 1-2 releases or by managing the relative costs of a wide release schedule.

3. Aside from the financial, can you be clearer about how talent will be recruited - will it literally be almost completely up to the community, or will the company also have people who do this for a living (and have connections) trying to find musicians?

Our founders all have extensive experience and connections in the music industry so, while we invite our investors to send us leads, we will mainly be recruiting through normal channels just like most record labels. As an example, we're currently in advanced discussions with a rock band about an EP release in the first quarter of 2020. We're also in preliminary discussions with a unique folk singer-songwriter that we believe has great potential, as well as an experienced hip-hop act whose appeal goes beyond music. All of these artists have their next release recorded, and are seeking unique platforms to help amplify the content and help them move to the next stage of their career. Of course we cannot guarantee that we will sign any or all of them. All of these opportunities came from different members of our ownership group.

4. Finally, I do think there are other crowd funded music labels - how will you differentiate yourselves from others who have or will follow this same model? Thanks!

Our deck identifies a few companies that have put their own twist on the concept of royalty sharing, but we have not seen another record label like ours that pays out royalties while also allowing for this type of investor participation in a label. We believe that our investors will act differently than regular fans or investors because of the direct correlation between their effort to help promote our artists and their royalty payout. Emotionally invested fans are now financially invested in the entire company, which allows them to participate in certain label activities. The concept of "monetizing fandom" within an ownership structure is all part of our differentiator.

More Information:

Click here to view our business deck.
Click here to view our Form C (compliance documents) on the EDGAR website.
Click here to view our approved bad actor check report.

SongVest Records Explainer Video:

"Have you ever wanted to go backstage? Watch a recording session? Own a piece of a record label? Get paid royalties just like an artist? Now you can. SongVest Records is the only record label that can harness the power of our fan investors to move the needle in ways no other label can and pay you for participating. By investing, you become part of an exclusive club of music fans that allows you to be an insider in the complete artist's launch cycle from recording, sales, marketing and touring. Not only do you see the process, but you are invited to actively engage in helping promote our artists through marketing tools we provide and participate in events in your area, like meet n greets and other special invitation only functions. Our power is our fan investors, and we believe you have the power to make a difference in influencing the success of our artists. SongVest Records, where the music fan and artist meet."

SongVest Records – "How I Earn Money"



Step 1

SongVest Records curates artists to fund.
(Referrals are welcome)

Step 2

SongVest Records earns revenue on:
Digital, Performance, Physical, Sync, Licensing,
and potentially Touring, Merchandising, and Publishing.

Step 3

Investors collectively own:
5%
of SongVest Records'
Gross Proceeds
+
10%
Equity Stake
=
Payout!